Exhibit 99.1

AUTOLUS THERAPEUTICS PLC
Condensed Consolidated Balance Sheets (Unaudited)
(In thousands, except share and per share amounts)

	March 31, 2021	December 31, 2020
Assets
Current assets:
Cash	$239,012	$153,299
Restricted cash	786	786
Prepaid expenses and other assets, current	48,262	42,899
Total current assets	288,060	196,984
Non-current assets:
Property and equipment, net	33,543	38,046
Right of use assets, net	21,199	51,637
Long-term deposits	1,836	2,625
Prepaid expenses and other assets, non-current	2,939	3,033
Deferred tax asset	2,034	1,754
Intangible assets, net	135	158
Total assets	$349,746	$294,237
Liabilities and shareholders' equity
Current liabilities:
Accounts payable	2,259	2,263
Accrued expenses and other liabilities	24,683	27,781
Lease liabilities	3,657	3,590
Total current liabilities	30,599	33,634
Non-current liabilities:
Lease liabilities	19,580	50,571
Total liabilities	50,179	84,205

Shareholders' equity:
Ordinary shares, $0.000042 par value; 200,000,000 shares authorized as of March 31, 2021 and December 31, 2020; 70,515,354 and 52,346,231, shares issued and outstanding at March 31, 2021 and December 31, 2020, respectively	3	3
Deferred shares, £0.00001 par value; 34,425 shares authorized, issued and outstanding at March 31, 2021 and December 31, 2020	—	—
Deferred B shares, £0.00099 par value; 88,893,548 shares authorized, issued and outstanding at March 31, 2021 and December 31, 2020	118	118
Deferred C shares, £0.000008 par value; 1 share authorized, issued and outstanding at March 31, 2021 and December 31, 2020	—	—
Additional paid-in capital	716,544	595,016
Accumulated other comprehensive loss	(4,588)	(5,861)
Accumulated deficit	(412,510)	(379,244)
Total shareholders' equity	299,567	210,032
Total liabilities and shareholders' equity	$349,746	$294,237
The accompanying notes are an integral part of these condensed consolidated financial statements.

AUTOLUS THERAPEUTICS PLC
Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited)
(In thousands, except share and per share amounts)

	Three Months Ended March 31,
	2021	2020
Grant income	$269	$338

Operating expenses:
Research and development	(30,731)	(31,287)
General and administrative	(8,738)	(7,614)
Loss on disposal of leasehold improvements	(672)	—
Total operating expenses, net	(39,872)	(38,563)
Other income (expense):
Interest income	44	510
Other income (expense)	838	4,484
Total other income, net	882	4,994
Net loss before income tax	(38,990)	(33,569)
Income tax benefit	5,724	3,696
Net loss attributable to ordinary shareholders	(33,266)	(29,873)
Other comprehensive income (loss):
Foreign currency exchange translation adjustment	1,273	(17,701)
Total comprehensive loss	$(31,993)	$(47,574)

Basic and diluted net loss per ordinary share	$(0.53)	$(0.60)
Weighted-average basic and diluted ordinary shares	62,447,606	49,859,739

The accompanying notes are an integral part of these condensed consolidated financial statements.

AUTOLUS THERAPEUTICS PLC
Condensed Consolidated Statements of Shareholders’ Equity (Unaudited)
(In thousands, except share amounts)

Three Months Ended March 31, 2020
	Ordinary Shares		Deferred Shares		Deferred B Shares		Deferred C Shares
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid in Capital	Accumulated other comprehensive loss	Accumulated deficit	Total
Balance at December 31, 2019	44,983,006	$2	34,425	$—	88,893,548	$118	1	$—	$500,560	$(8,691)	$(237,150)	$254,839
Issuance of ordinary shares, net of issuance costs	7,250,000	1	—	—	—	—	—	—	73,952	—	—	73,953
Share-based compensation expense	—	—	—	—	—	—	—	—	6,235	—	—	6,235
Restricted shares - forfeited	(50)	—	—	—	—	—	—	—	—	—	—	—
Exercise of share options	14,976	—	—	—	—	—	—	—	24	—	—	24
Unrealized loss on foreign currency translation	—	—	—	—	—	—	—	—	—	(17,701)	—	(17,701)
Net loss	—	—	—	—	—	—	—	—	—	—	(29,873)	(29,873)
Balance at March 31, 2020	52,247,932	$3	34,425	$—	88,893,548	$118	1	$—	$580,772	$(26,392)	$(267,023)	$287,478

Three Months Ended March 31, 2021
	Ordinary Shares		Deferred Shares		Deferred B Shares		Deferred C Shares
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid in Capital	Accumulated other comprehensive loss	Accumulated deficit	Total
Balance at December 31, 2020	52,346,231	$3	34,425	$—	88,893,548	$118	1	$—	$595,016	$(5,861)	$(379,244)	$210,032
Issuance of ordinary shares, net of issuance costs	18,147,078	—	—	—	—	—	—	—	122,198	—	—	122,198
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—
Reversal of share-based compensation expense	—	—	—	—	—	—	—	—	(670)	—	—	(670)
Vesting of restricted stock	21,500	—	—	—	—	—	—	—	—	—	—	—
Exercise of share options	545	—	—	—	—	—	—	—		—	—	—
Unrealized gain on foreign currency translation	—	—	—	—	—	—	—	—	—	1,273	—	1,273
Net loss	—	—	—	—	—	—	—	—	—	—	(33,266)	(33,266)
Balance at March 31, 2021	70,515,354	$3	34,425	$—	88,893,548	$118	1	$—	$716,544	$(4,588)	$(412,510)	$299,567

The accompanying notes are an integral part of these condensed consolidated financial statements

AUTOLUS THERAPEUTICS PLC
Condensed Consolidated Statements of Cash Flows (Unaudited)
(In thousands)

	Three Months Ended March 31,
	2021	2020
Cash flows from operating activities:
Net loss	(33,266)	$(29,873)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,662	1,261
Share-based compensation (net of amount capitalized)	(670)	6,189
Loss (gain) on termination of operating lease	11	(160)
Loss on disposal of property and equipment	672	—
Deferred income tax	(280)	—
Changes in operating assets and liabilities
Prepaid expenses and other assets, current	(5,050)	(1,186)
Prepaid expenses and other assets, non-current	163	(233)
Long-term deposits	811	(18)
Right of use assets, net	1,085	769
Accounts payable	(902)	(124)
Accrued expenses and other liabilities	(1,649)	(361)
Lease liabilities	70	(297)
Net cash used in operating activities	(37,343)	(24,033)
Cash flows from investing activities:
Purchases of property and equipment	(1,900)	(2,637)
Net cash used in investing activities	(1,900)	(2,637)
Cash flows from financing activities:
Proceeds of issuance of ordinary shares, net of issuance costs	123,324	74,310
Net cash provided by financing activities	123,324	74,310
Effect of exchange rate changes on cash and restricted cash	1,632	(14,972)
Net increase in cash and restricted cash	85,713	32,668
Cash and restricted cash, beginning of period	154,085	211,430
Cash and restricted cash, end of period	$239,798	$244,098

Supplemental non-cash flow information
Property and equipment purchases included in accounts payable and accrued expenses	$569	$4,624
Right of use assets terminated and obtained in exchange for operating lease liabilities, net	$—	$2,487
Capitalized implementation costs included in accrued expenses	$190	$607
Issuance costs included in accounts payable and accrued expenses	$1,124	$334
Capitalized share-based compensation	$—	$46
Lease assets terminated	$28,517	$—

Reconciliation of cash and restricted cash reported within the condensed consolidated balance sheets:
Cash	$239,012	$243,312
Restricted cash	786	786
Total cash and restricted cash	$239,798	$244,098

The accompanying notes are an integral part of these condensed consolidated financial statements.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 1. Nature of the Business
Autolus Therapeutics plc (the “Company”) is a biopharmaceutical company developing next-generation programmed T cell therapies for the treatment of cancer. Using its broad suite of proprietary and modular T cell programming technologies, the Company is engineering precisely targeted, controlled and highly active T cell therapies that are designed to better recognize cancer cells, break down their defense mechanisms and attack and kill these cells. The Company believes its programmed T cell therapies have the potential to be best-in-class and offer cancer patients substantial benefits over the existing standard of care, including the potential for cure in some patients.
The Company is a public limited company incorporated in England and Wales. On June 22, 2018, the Company completed its initial public offering ("IPO") of American Depositary Shares (“ADSs”). In the IPO, the Company sold an aggregate of 10,147,059 ADSs representing the same number of ordinary shares, including 1,323,529 ADSs pursuant to the underwriters’ option to purchase additional ADSs, at a public offering price of $17.00 per ADS. Net proceeds were $156.5 million, after deducting underwriting discounts and commissions and offering expenses paid by the Company.
On April 15, 2019, the Company completed an underwritten public offering of 4,830,000 ADSs representing 4,830,000 ordinary shares, at a public offering price of $24.00 per ADS, which includes an additional 630,000 ADSs issued upon the exercise in full of the underwriters’ option to purchase additional ADSs.  Aggregate net proceeds to the Company, after underwriting discounts and offering expenses, were $108.8 million.

On January 27, 2020, the Company completed an underwritten public offering of 7,250,000 ADSs representing 7,250,000 ordinary shares, at a public offering price of $11.00 per ADS.  Aggregate net proceeds to the Company, after underwriting discounts and offering expenses, were $75.0 million.

In January 2021, the Company sold an aggregate of 1,718,506 ADSs under its Open Market Sale Agreement ("Sales Agreement") with Jefferies LLC as sales agent. Aggregate net proceeds to the Company, after commission fees and offering expenses, were $15.3 million.

On February 12, 2021, the Company completed an underwritten public offering of 14,285,715 ADSs, which includes the full exercise by the underwriters to purchase an additional 2,142,857 ADSs, at a public offering price of $7.00 per ADS. Aggregate net proceeds to the Company, after underwriting discounts and offering expenses, were $106.9 million.
The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval, prior to commercialization. These efforts require significant amounts of capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize revenue from its product sales.
The Company has funded its operations primarily with proceeds from the sale of its equity securities. The Company has incurred recurring losses since its inception, including net losses of $33.3 million and $29.9 million for the three months ended March 31, 2021 and 2020, respectively. In addition, the Company had an accumulated deficit of $412.5 million and $379.2 million as of March 31, 2021 and December 31, 2020, respectively. The Company expects to continue to generate operating losses for the foreseeable future. The future viability of the Company is dependent on its ability to raise additional capital to finance its operations. The Company’s inability to raise additional capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies. There can be no assurances, however, that the current operating plan will be achieved

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued
or that additional funding will be available on terms acceptable to the Company, or at all. The Company believes the cash on hand at March 31, 2021 of $239.0 million will be sufficient to fund the Company’s operations for at least twelve months from the issuance of these financial statements.

Impact of COVID-19 Pandemic

In response to the ongoing coronavirus 2019, or COVID-19, pandemic, the Company established a cross-functional task force and have implemented business continuity plans designed to address and mitigate its impact on the Company's employees and business. While the Company has not experienced any significant financial impact to date, the overall disruption caused by the COVID-19 pandemic on global healthcare systems, and the other risks and uncertainties associated with the pandemic, could cause its business, financial condition, results of operations and growth prospects to be materially adversely affected.

In March 2020, our global workforce transitioned to working remotely with the exception of research and clinical trial related activities that required laboratory-based activity or manufacturing. We implemented protocols and procedures to ensure the safety of our employees working on site, including requirement to wear personal protective equipment, temperature checks at entry and offered COVID-19 testing for any employee with symptoms or at suspected risk of exposure to virus. In June 2020, we began the implementation of our workplace re-entry plan, based on a phased approach that is principles-based and local in design, with a focus on continuity of patient treatment and working to bring its workforce back on-site safely. We have also implemented policies to control and limit office and lab access in line with social distancing guidelines and for contact tracing if needed.

We continue to track COVID-19 developments in Europe and the United States closely for their potential impact on our clinical trial sites, logistics and supply chain to ensure we can continue to maintain clinical trial conduct and data integrity. As the patients in our clinical trials are severely immune suppressed as a consequence of their underlying disease and the treatment they receive in the trials, we are also monitoring other transmissible infectious diseases, including influenza.

The Company is not aware of any specific event or circumstance that has impacted on its operations in a manner which would require the Company to update its estimates, judgments or revise the carrying value of its assets or liabilities during the three months ended March 31, 2021. However, these estimates may change, as new events occur and additional information is obtained, relating to the COVID-19 pandemic or otherwise. Changes in estimates would be recognized in the consolidated financial statements as soon as they become known.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying condensed consolidated financial statements include those of the Company, its wholly-owned subsidiary, Autolus Limited, and its U.S. subsidiary, Autolus Inc., and have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All intercompany accounts and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of income and expenses during the reporting periods. Significant estimates and assumptions reflected in these condensed consolidated financial statements include, but are not limited to, the accrual for research and development expenses, share-based compensation and income taxes. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued
they become known. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

The Company considers cash and cash equivalents in the condensed consolidated financial statements to include cash at banks with a maturity of less than three months, which is subject to an insignificant risk of changes in value.

Restricted Cash

The Company entered into a lease that requires a letter of credit supported by $0.6 million deposit held by the Company's bank for the duration of the lease and a credit card arrangement that requires a security deposit of $0.2 million. The Company includes the restricted cash balance in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the Company's condensed consolidated statements of cash flows.

Fair Value Measurements

The carrying amounts reported in the balance sheets for cash and restricted cash, prepaid expenses and other assets, accounts payable and accrued expenses and other liabilities approximate their fair value because of the short-term nature of these instruments.

Concentration of Credit Risk

Financial instruments that subject the Company to credit risk consist primarily of cash and restricted cash. The Company places cash and restricted cash in established financial institutions. The Company has no significant off-balance-sheet risk or concentration of credit risk, such as foreign exchange contracts, options contracts, or other foreign hedging arrangements.

Property and Equipment
Property and equipment are recorded at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the respective assets. As of March 31, 2021 and December 31, 2020, the Company’s property and equipment consisted of office equipment, lab equipment, furniture and fixtures, and leasehold improvements. The office equipment has an estimated useful life of three years, lab equipment has an estimated useful life of five or ten years, and furniture and fixtures have an estimated useful life of five years. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life of the asset. Assets under construction primarily consist of costs incurred with leasehold improvements, and, once placed into service, will be depreciated over the shorter of the lease term or the estimated useful life of the asset. Upon retirement or sale, the cost of assets are disposed of, and the related accumulated depreciation, is removed from the accounts and any resulting gain or loss is included in the statement of operations and other comprehensive loss. Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of property and equipment, are expensed as incurred.
The Company recognized a disposal loss of $0.7 million in the three months ended March 31, 2021 in leasehold improvements which are no longer being utilized in the facility in White City, and did not recognize a disposal loss in the three months ended March 31, 2020.
The Company evaluates an asset for potential impairment when events or changes in circumstances indicate the carrying value of the asset may not be recoverable. Recoverability is measured by comparing the book value of the asset to the expected future net undiscounted cash flows that the asset is expected to generate. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the book value of the asset exceeds the fair value. The Company did not recognize an impairment in the three months ended March 31, 2021 and 2020.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Leases
At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present. Most leases with a term greater than one year are recognized on the balance sheet as right-of-use assets, lease liabilities and, if applicable, long-term lease liabilities. The Company has elected not to recognize on the balance sheet leases with terms of one year or less. Operating lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected remaining lease term. However, certain adjustments to the right-of-use asset may be required for items such as incentives received, initial direct costs, or prepayments. The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company utilizes its incremental borrowing rates, which are the rates incurred to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment.
In accordance with the guidance in ASC 842, components of a lease should be split into three categories: lease components (e.g. land, building, etc.), non-lease components (e.g. common area maintenance, consumables, etc.), and non-components (e.g. property taxes, insurance, etc.). Then the fixed and in-substance fixed contract consideration (including any related to non-components) must be allocated based on the respective relative fair values to the lease components and non-lease components. The Company accounts for the lease and non-lease components of leases for classes of all underlying assets and allocates all of the contract consideration to the lease component.
Intangible Assets Subject to Amortization

The Company’s intangible assets are related to acquired software licenses with finite lives and are amortized over their useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any indicators of impairment are present, the Company tests for recoverability by comparing the carrying amount of the asset to the net undiscounted cash flows expected to be generated from the asset. If those net undiscounted cash flows do not exceed the carrying amount (i.e., the asset is not recoverable), the Company would perform the next step, which is to determine the fair value of the asset and record an impairment loss, if any. The Company evaluates the useful lives for these intangible assets each reporting period to determine whether events and circumstances warrant a revision in their remaining useful lives. The Company did not recognize an impairment loss in the three months ended March 31, 2021 and 2020.
Segment Information
Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company and its chief operating decision maker, the Company’s Chief Executive Officer, view the Company’s operations and manage its business as a single operating segment, which is the business of developing and commercializing gene therapies; however, the Company operates in two geographic regions: the United Kingdom and the United States. Substantially all of the Company’s assets are held in the United Kingdom.
Research and Development Costs
Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries, share-based compensation and benefits, depreciation expense, third-party license fees, external costs of outside vendors engaged to conduct clinical development activities, clinical trials, costs to manufacture clinical trial materials and certain tax credits associated with research and development activities. The Company recorded the U.K. research and development expenditure credit (“RDEC”) in the amount of $30,000 and $28,000 for the three months ended March 31, 2021 and 2020,

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued
respectively, as reductions of research and development expenses within the Company’s statement of operations and comprehensive loss.
Accrued Research and Development Expenses
As part of the process of preparing its condensed consolidated financial statements, the Company is required to estimate accruals for research and development expenses. This process involves reviewing and identifying services which have been performed by third parties on the Company’s behalf and determining the value of these services. In addition, the Company makes estimates of costs incurred to date but not yet invoiced, in relation to external clinical research organizations and clinical site costs. The Company analyzes the progress of clinical trials, including levels of patient enrollment, invoices received and contracted costs, when evaluating the adequacy of the accrued liabilities for research and development. The Company makes judgments and estimates in determining the accrued balance in any accounting period.
Share-Based Compensation
The Company recognizes compensation expense for equity awards based on the grant date fair value of the award. The Company recognizes share-based compensation expense for awards granted to employees that have a graded vesting schedule based on a service condition only on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards (the “graded-vesting attribution method”), based on the estimated grant date fair value for each separately vesting tranche. For equity awards with a graded vesting schedule and a combination of service and performance conditions, the Company recognizes share-based compensation expense using a graded-vesting attribution method over the requisite service period when the achievement of a performance-based milestone is probable, based on the relative satisfaction of the performance condition as of the reporting date.
For share-based awards granted to consultants and non-employees, compensation expense is recognized using the graded-vesting attribution method over the period during which services are rendered by such consultants and non-employees until completed. The measurement date for employee awards is the date of grant, and share-based compensation costs are recognized as expense over the employees’ requisite service period, which is the vesting period, on an accelerated basis.
The Company accounts for forfeitures as they occur.
The fair value of each share option grant is estimated on the date of grant using the Black-Scholes option pricing model. See Note 7 for the Company’s assumptions used in connection with option grants made during the periods covered by these condensed consolidated financial statements. Assumptions used in the option pricing model include the following:
Expected volatility.   The Company lacks company-specific historical and implied volatility information for our ADSs for expected terms greater than 2.5 years. Therefore, it uses a combination of the historical volatility of the ADSs and also the expected share volatility based on the historical volatility of publicly traded peer companies and expect to continue to do so until such time as the Company has adequate historical data regarding the volatility of its own traded security price.
Expected term.  The expected term of the Company’s share options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options.
Risk-free interest rate.  The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods that are approximately equal to the expected term of the award.
Expected dividend.  Expected dividend yield of zero is based on the fact that the Company has never paid cash dividends on ordinary shares and does not expect to pay any cash dividends in the foreseeable future.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued
Fair value of ordinary shares.  The fair market value of the Company’s ADSs underlying the option is equal to the closing price of the ADSs on the Nasdaq Global Select Market on the date the grant is approved by the Board.
Foreign Currency Remeasurement and Translation
The Company maintains its condensed consolidated financial statements in its functional currency, which is the pound sterling. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net loss for the respective periods. The Company recorded a foreign exchange loss of $1.2 million and foreign exchange gain of $4.3 million for the three months ended March 31, 2021 and 2020, respectively. Foreign exchange gains are included in other income in the statements of operations and comprehensive loss.
For financial reporting purposes, the condensed consolidated financial statements of the Company have been translated into U.S. dollars. Assets and liabilities have been translated at the exchange rates at the balance sheet dates, while revenue and expenses are translated at the average exchange rates over the reporting period and shareholders’ equity amounts are translated based on historical exchange rates as of the date of each transaction. Translation adjustments are not included in determining the Company's net loss but are included in foreign exchange adjustment to other comprehensive loss, a component of shareholders’ equity.
Patent Costs
The Company expenses patent prosecution and related legal costs as they are incurred and classifies such costs as general and administrative expenses in the accompanying statements of operations and comprehensive loss. The Company recorded patent expenses of $0.5 million and $0.6 million for the three months ended March 31, 2021 and 2020, respectively.
Grant Income
The Company has received research grants under which it is reimbursed for specific research and development activities. Payments received are recognized as income in the statements of operations and comprehensive loss over the period in which the Company recognizes the related costs. At the time the Company recognizes grant income, it has complied with the conditions attached to it and the receipt of the reimbursement is reasonably assured. The Company has received grants from the U.K. government, which are repayable under certain circumstances, including breach or noncompliance. For grants with refund provisions, the Company reviews the grant to determine the likelihood of repayment. If the likelihood of repayment of the grant is determined to be remote, then the grant is recognized as grant income. The Company has determined that the likelihood of any repayment events included in its current grants is remote.
License Revenue
The Company accounts for its revenues pursuant to the provisions of Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC Topic 606”).

The Company has no products approved for commercial sale and have not generated any revenue from commercial product sales. The total revenue to date has been generated principally from a license agreement with an investee company of one our affiliates. The terms of the agreement included a non-refundable license fee, payments based upon achievement of clinical development and regulatory objectives, and royalties on product sales. There is no revenue for the three months ended March 31, 2021 and 2020.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued
In determining the appropriate amount of revenue to be recognized as the Company fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

License Fees and Multiple Element Arrangements
If a license to the Company’s intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenues from non-refundable, upfront fees allocated to the license at such time as the license is transferred to the licensee and the licensee is able to use, and benefit from, the license. For licenses that are bundled with other promises, the Company utilizes judgment to assess the nature of the combined performance obligations to determine whether the combined performance obligations are satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, upfront fees. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

Appropriate methods of measuring progress include output methods and input methods. In determining the appropriate method for measuring progress, the Company considers the nature of service that the Company promises to transfer to the customer. When the Company decides on a method of measurement, the Company will apply that single method of measuring progress for each performance obligation satisfied over time and will apply that method consistently to similar performance obligations and in similar circumstances.

Contingent Research Milestone Payments
ASC Topic 606 constrains the amount of variable consideration included in the transaction price in that either all, or a portion, of an amount of variable consideration should be included in the transaction price. The variable consideration amount should be included only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The assessment of whether variable consideration should be constrained is largely a qualitative one that has two elements: the likelihood of a change in estimate, and the magnitude thereof. Variable consideration is not constrained if the potential reversal of cumulative revenue recognized is not significant, for example.

If the consideration in a contract includes a variable amount, the Company will estimate the amount of consideration in exchange for transfer of promised goods or services. The consideration also can vary if the Company’s entitlement to the consideration is contingent on the occurrence or non-occurrence of a future event. The Company considers contingent research milestone payments to fall under the scope of variable consideration, which should be estimated for revenue recognition purposes at the inception of the contract and reassessed ongoing at the end of each reporting period.

The Company assesses whether contingent research milestones should be considered variable consideration that should be constrained and thus not part of the transaction price. This includes an assessment of the probability that all or some of the milestone revenue could be reversed when the uncertainty around whether or not the achievement of each milestone is resolved, and the amount of reversal could be significant.

GAAP provides factors to consider when assessing whether variable consideration should be constrained. All of the factors should be considered, and no factor is determinate. The Company considers all relevant factors.

For three months ended March 31, 2021, the Company has not recognized any variable consideration with regards to the development milestones which are included in the license agreement that was executed in the period. This is due to the fact that those development milestones have not yet been met and the recognition of the related revenue is not yet probable.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued
Income Taxes
The Company accounts for income taxes under the asset and liability method which includes the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company’s condensed consolidated financial statements. Under this approach, deferred taxes are recorded for the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision (benefit) for income taxes represents income taxes paid or payable (or a reduction of such amounts) for the current year plus deferred taxes. Deferred taxes result from differences between the condensed consolidated financial statements and tax bases of the Company’s assets and liabilities, and are adjusted for changes in tax rates and tax law when changes are enacted. The effects of future changes in income tax laws or rates are not anticipated.
The Company is subject to income taxes in the United Kingdom and the United States. The calculation of the Company’s tax provision involves the application of United Kingdom and United States tax law and requires judgment and estimates.
The Company evaluates the realizability of its deferred tax assets at each reporting date, and establishes a valuation allowance when it is more likely than not that all or a portion of its deferred tax assets will not be realized.
The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. The Company considers all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. In circumstances where there is sufficient negative evidence indicating that the Company’s deferred tax assets are not more likely than not realizable, the Company establishes a valuation allowance.
The Company uses a two-step approach for recognizing and measuring uncertain tax positions. The first step is to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they are more likely than not sustainable, based solely on their technical merits, upon examination, and including resolution of any related appeals or litigation process. The second step is to measure the associated tax benefit of each position as the largest amount that the Company believes is more likely than not realizable. Differences between the amount of tax benefits taken or expected to be taken in the Company’s income tax returns and the amount of tax benefits recognized in the its condensed consolidated financial statements represent the Company’s unrecognized income tax benefits, which it either records as a liability or reduction of deferred tax assets.
Income Tax Credit
The Company benefits from the U.K. research and development tax credit regime under both the small and medium sized enterprise, or SME, scheme and by claiming an RDEC in respect of grant funded projects. Under the SME regime, a portion of the Company’s losses can be surrendered for a cash rebate of up to 33.35% of eligible expenditures. SME credits are accounted for within the tax provision in the year in which the expenditures were incurred. RDEC credits are accounted for within other income in the condensed consolidated statements of operations and comprehensive loss.
Comprehensive Loss
The Company follows the provisions of the Financial Accounting Standards Board (“FASB”) ASC Topic 220, Comprehensive Income, which establishes standards for the reporting and display of comprehensive income and its components. Comprehensive loss is defined to include all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company recorded a gain of $1.3 million and a loss of $17.7 million related to foreign currency translation adjustments during the three months ended March 31, 2021 and 2020, respectively.
Net Loss Per Share

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued
Basic and diluted net loss per ordinary share is determined by dividing net loss by the weighted average number of ordinary shares outstanding during the period. For all periods presented, outstanding but unvested restricted shares and share options have been excluded from the calculation, because their effects would be anti-dilutive. Therefore, the weighted average shares outstanding used to calculate both basic and diluted loss per share are the same for all periods presented.
The following potentially dilutive securities have been excluded from the calculation of diluted net loss per share due to their anti-dilutive effect:

	As of March 31,
	2021	2020
Unvested restricted incentive shares and units	1,360,159	722,028
Share options	6,881,620	5,914,949
Total	8,241,779	6,636,977
JOBS Act and Emerging Growth Company Status
The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”) and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. The Company may take advantage of these exemptions until the Company is no longer an emerging growth company. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. The Company has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”).
These exemptions provided by the JOBS Act will apply until December 31, 2023 or such earlier time that the Company no longer meets the requirements of being an emerging growth company. The Company would cease to be an emerging growth company if it has more than $1.07 billion in annual revenue, has more than $700 million in market value of its securities held by non-affiliates as of the last day of its second fiscal quarter, or it issues more than $1 billion of non-convertible debt securities over a three-year period.
The Company also currently relies on other exemptions and reduced reporting requirements provided by the JOBS Act. As an emerging growth company, the Company is not required to, among other things, (i) provide an auditor’s attestation report on the Company’s system of internal controls over financial reporting pursuant to Section 404(b), (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), or (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. These exemptions will also apply until the Company is no longer an emerging growth company.

Recent Accounting Pronouncements Not Yet Adopted

Accounting standards that have been issued by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company's financial statements upon adoption.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued
Note 3. Prepaid Expenses and Other Assets, Current

Prepaid expenses and other assets, current consisted of the following (in thousands):

	March 31, 2021	December 31, 2020
Research and development claims receivable	$30,791	$24,711
Prepayments	7,477	10,206
VAT receivable	3,292	3,124
Lease receivables from terminations	4,480	1,237
Grant income receivable	411	414
Other receivable	257	199
Deferred cost	1,554	3,008
Total prepaid expenses and other current assets	$48,262	$42,899

The decrease in prepayments of $2.7 million as at March 31, 2021 when compared to December 31, 2020 is primarily related to decreases in prepayments for clinical trials and lower payments of directors' and officers liability insurance due to the timing of payments in the period when compared to the same period in the prior year.

The increase in research and development claims receivable is due to an increase in the effective tax rate when compared to the same period last year. More information on the movement in the tax position between periods can be found in Note 9.

Note 4. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	March 31, 2021	December 31, 2020
Lab equipment	$23,774	$23,491
Office equipment	3,122	2,928
Furniture and fixtures	1,350	1,340
Leasehold improvements	10,374	10,629
Assets under construction	11,332	14,321
Less: accumulated depreciation	(16,409)	(14,663)
Total property and equipment, net	$33,543	$38,046

Depreciation expense for the three months ended March 31, 2021 and 2020 was $1.8 million and $1.3 million, respectively.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued
Note 5. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following (in thousands):

	March 31, 2021	December 31, 2020
Compensation and benefits	$8,695	$8,732
Research and development costs	11,468	15,343
UCLB milestone and option	206	205
Professional fees	3,311	3,005
U.S. corporate income and local taxes	429	—
Other liabilities	574	496
Total accrued expenses and other liabilities	$24,683	$27,781

Note 6. Shareholders’ Equity

Ordinary Shares

Each holder of ordinary shares is entitled to one vote per ordinary share and to receive dividends when and if such dividends are recommended by the board of directors and declared by the shareholders.  As of March 31, 2021, the Company has not declared any dividends.

Effective from June 26, 2018, the board of directors has the authority to allot new ordinary shares or to grant rights to subscribe for or to convert any security into ordinary shares in the Company up to a maximum aggregate nominal amount of $8,400. This authority runs for five years and will expire on June 26, 2023.

Effective from June 26, 2018, the board also has the authority to allot ordinary shares for cash or to grant rights to subscribe for or to convert any security into ordinary shares in the Company without first offering them to existing shareholders in proportion to their existing holdings up to an aggregate maximum nominal amount of $8,400. This authority runs for five years and will expire on June 26, 2023.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued
As of March 31, 2021 the Company’s issued capital share consisted of 70,515,354 ordinary shares, with a nominal value of  $0.000042 per share, (ii) 34,425 deferred shares, with a nominal value of £0.00001 per share, (iii) 88,893,548 B deferred shares, with a nominal value of £0.00099 per share and (iv) 1 C deferred share, with a nominal value of £0.000008. Each issued share has been fully paid.
Open Market Sale Agreement

On September 18, 2020, the Company entered into an Open Market Sale Agreement ("Sales Agreement") with Jefferies LLC, under which the Company may, at its option, offer and sell ADSs having an aggregate offering price of up to $100 million from time to time through Jefferies, acting as sales agent. Any such sales made through our sales agent can be made by any method that is deemed an “at-the-market offering” as defined in Rule 415 promulgated under the Securities Act, or in other transactions pursuant to an effective shelf registration statement on Form F-3. The Company agreed to pay Jefferies a commission of 3.0% of the gross proceeds of any sales of ADSs sold pursuant to the Sales Agreement. During three months ended March 31, 2021, the Company issued an aggregate of 1.7 million ADSs under the Sales Agreement for net proceeds, after underwriting discounts and offering expenses of $15.3 million.

Note 7. Share-Based Compensation
Options granted under the Company's 2018 Equity Incentive Plan (the "2018 Plan") and 2017 Stock Option Plan (the "2017 Plan"), as well as restricted shares granted as employee incentives, typically vest over a four-year service period with 25% of the award vesting on the first anniversary of the commencement date and the balance vesting monthly over the remaining three years, unless the award contains specific performance vesting provisions. For equity awards issued that have both a performance vesting condition and a services condition, once the performance criteria is achieved, the awards are then subject to a four-year service vesting with 25% of the award vesting on the first anniversary of the performance condition being achieved and the balance vesting monthly over the remaining three years. Options granted in January 2021 contained performance conditions related to specified clinical milestones. Options granted under the 2018 Plan and 2017 Plan generally expire 10 years from the date of grant. For certain senior members of management and directors, the board of directors has approved an alternative vesting schedule. Restricted stock units awarded in December 2019 vest over a 3-year service period with 50% of the award vesting one and a half years, or 18 months, from commencement date and the remaining 50% of the award vesting at the end of the third year. Restricted stock units awarded in January 2021 contained a performance condition related to specified clinical milestone.
Share Option Valuation
The assumptions used in the Black-Scholes option pricing model to determine the fair value of the share options granted by the Company during the three months ended March 31, 2021 were as follows:

March 31,
2021
Expected option life (years)	6.08 years
Risk-free interest rate	0.62% to 0.99%
Expected volatility	81.33% to 81.34%
Expected dividend yield	—%

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued
Share Options

The table below summarizes activity for the three months ended March 31, 2021:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2020	5,611,429	$17.19	8.0	$4,262
Granted	1,828,200	8.67	—	—
Exercised	(545)	0.01	—	—
Canceled or forfeited	(557,464)	16.68	—	—
Outstanding as of March 31, 2021	6,881,620	$14.97	8.4	$2,194
Exercisable as of March 31, 2021	2,954,620	17.20	7.6	$2,055
Vested and expected to vest as of March 31, 2021	6,881,620	$14.97	8.4	$2,194
The aggregate intrinsic value of share options is calculated as the difference between the exercise price of the share options and the fair value of the Company’s ADSs for those share options that had exercise prices lower than the fair value of the Company’s ADSs.
The weighted average grant-date fair value of share options granted was $5.96 per share for the three months ended March 31, 2021, of which none were vested at the date of this report.
As of March 31, 2021, the total unrecognized compensation expense related to unvested options was $9.4 million, which the Company expects to recognize over a weighted average vesting period of 2.5 years.
During the three months ended March 31, 2021, the Company granted 1,602,500 options with performance conditions related to specified clinical milestones. As of March 31, 2021, the performance conditions were not determined to be probable and no expense was recorded for the three months ended March 31, 2021.
Restricted Ordinary Shares
A summary of the changes in the Company’s restricted ordinary shares during the three months ended March 31, 2021 is as follows:

	Number of restricted shares	Weighted average grant date fair value
Unvested and outstanding at December 31, 2020	90,383	$4.17
Granted	—	—
Vested	(40,124)	4.17
Canceled or forfeited	—	—
Unvested and outstanding at March 31, 2021	50,259	$4.17
As of March 31, 2021, there was no unrecognized compensation expense.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued
Restricted Stock Units

A restricted stock unit (“RSU”) represents the right to receive one of the Company’s ADSs upon vesting of the RSU. The fair value of each RSU is based on the closing price of the Company’s ADSs on the date of grant. The Company historically granted RSUs with service conditions that vest over 3-year service period with 50% of the award vesting one-and-half years from grant date and the remaining 50% of the award vesting at the end of the third year. In January 2021, the Company awarded restricted stock units that contained a performance condition based on a condition related to a specified clinical milestone. In March 2021, the Company awarded restricted stock units with service conditions that vest over a four year period with 25% on the first anniversary of the grant date, and the balance vesting quarterly over the remaining three years.

The following is a summary of RSU activity for the 2018 Plan for the three months ended March 31, 2021:

	Number of restricted shares	Weighted average grant date fair value
Unvested and outstanding at December 31, 2020	415,000	$12.09
Granted	1,035,650	8.71
Vested	(21,500)	8.12
Canceled or forfeited	(119,250)	11.36
Unvested and outstanding at March 31, 2021	1,309,900	$9.48

As of March 31, 2021, there was $2.0 million of unrecognized compensation expense related to unvested RSUs, which are expected to be recognized over a weighted average vesting period of 2.5 years.

During the three months ended March 31, 2021, the Company awarded 920,000 RSUs with a performance condition related to a specified clinical milestone. As of March 31, 2021, the performance condition was not determined to be probable and accordingly, no expense was recorded for the three months ended March 31, 2021.
Share-based Compensation Expense
Share-based compensation expense recorded as research and development expenses, general and administrative expenses, and capitalized to property and equipment is as follows (in thousands):

	Three Months Ended March 31,
	2021	2020
Research and development	$(1,654)	$4,562
General and administrative	984	1,627
Capitalized to property and equipment	—	46
Total share-based compensation expense	$(670)	$6,235

The decrease in share-based compensation expense of $6.9 million in the three months ended March 31, 2021 relates to forfeitures of share-based payment awards as a result of the reduction in workforce that began to take place during the period.
Note 8. License Agreements

UCL Business plc License

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued
In September 2014, the Company entered into an exclusive license agreement (the “License”) with UCL Business Ltd. (“UCLB”), the technology transfer company of University College London (“UCL”), to obtain licenses to certain technology rights in the field of cancer therapy and diagnosis. In March 2016, the License was amended to include additional rights.

As part of the consideration for the License in September 2014, the Company issued 1,497,643 ordinary shares to UCLB. The Company paid upfront fees of $0.3 million and issued an additional 313,971 ordinary shares to UCLB when the License was amended in March 2016.

In March 2018, the License was further amended and restated to include a license to the Company's product candidate, AUTO1, for which UCL is conducting Phase 1 clinical trials of AUTO1 in pediatric and adult ALL patients. The Company paid an upfront fee of £1.5 million for consideration for the amended and restated License and paid the additional £0.35 million in connection with UCLB's transfer of clinical data to the Company in December 2020. No equity was issued as part of the upfront fee consideration.

Additionally, the Company may be obligated to make payments to UCLB under the amended and restated License upon the initiation of certain clinical activities in an aggregate amount of £0.18 million, the receipt of specified regulatory approvals in an aggregate amount of £37.5 million, the start of commercialization in an aggregate amount of £18 million, and the achievement of net sales levels in an aggregate amount of £51 million, as well as royalty payments based on possible future sales resulting from the utilization of the licensed technologies. On a per-product basis, these milestone payments range from £1 million to £18.5 million, depending on which T cell programming modules are used in the product achieving the milestone.

Upon commercialization of any of the Company’s products that use the in-licensed patent rights, the Company will be obligated to pay UCLB a flat royalty for each licensed product ranging from the low- to mid-single digits, depending on which technologies are deployed in the licensed product, based on worldwide annual net sales of each licensed product, subject to certain reductions, including for the market entry of competing products and for loss of patent coverage of licensed products. The Company may deduct from the royalties payable to UCLB one-half of any payments made to a third party to obtain a license to such third party’s intellectual property that is necessary to exploit any licensed products. Once net sales of a licensed product have reached a certain specified threshold, the Company may exercise an option to buy out UCLB’s rights to the remaining milestone payments, royalty payments, and sublicensing revenue payments for such licensed product, on terms to be negotiated at the time.
The License expires on a product-by-product and country-by-country basis upon the expiration of the royalty term with respect to each product in each country. The Company may unilaterally terminate the license agreement for any reason upon advance notice to UCLB. Either party may terminate the License for the uncured material breach by the other party or for the insolvency of the other party. If UCLB terminates the License following the Company’s insolvency or the Company’s material breach of the License, or if the Company terminates the License unilaterally, all rights and licenses granted to the Company will terminate, and all patent rights and know-how transferred to the Company pursuant to the License will revert back to UCLB, unless and to the extent the Company has exercised its option to acquire ownership of the licensed patent rights. In addition, UCLB has the right to negotiate with the Company for the grant of an exclusive license to the Company’s improvements to the T cell programming modules the Company has licensed on terms to be agreed upon at the time.
Noile-Immune Biotech Inc.

In November 2019, the Company entered into an exclusive license agreement with Noile-Immune Biotech Inc. ("Noile") under which the Company will have the right to develop CAR T cell therapies incorporating Noile’s PRIME (proliferation-inducing and migration-enhancing) technology. The PRIME technology is designed to improve proliferation and trafficking into solid tumors of both engineered CAR T cells as well as the patient’s own T cells.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued
The Company paid an upfront fee and may be obligated to make additional payments to Noile upon the achievement of development milestones and receipt of regulatory approvals product sale milestones, as well as royalty payments based on possible future sales resulting from the utilization of the licensed technology.

Note 9. Income Taxes

The provision for income taxes is based upon the estimated annual effective tax rates for the year applied to the current period loss before tax plus the tax effect of any significant unusual items, discrete events or changes in tax law. Fluctuations in the distribution of pre-tax income among the Company’s operating subsidiaries can lead to fluctuations of the effective tax rate in the condensed consolidated financial statements. In the three months ended March 31, 2021 and 2020, the actual effective tax rates were 14.4% and 11.0%, respectively. The increase in the effective tax rate for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020 was due an increase in the forecast proportion of qualifying research and development expenditure for the year.

The actual effective tax rates are lower than the 19% statutory rate of U.K. tax primarily due to the manner in which the UK research and development credit operates.

The tax benefit for the three months ended March 31, 2021 increased to $5.7 million from $3.7 million for three months ended March 31, 2020 due to an increase in pre-tax losses and the increased effective tax rate.

The Company carries a $2.0 million deferred tax asset balance related to its U.S. subsidiary. The Company has recorded a valuation allowance against the net deferred tax asset where the recoverability due to future taxable profits is unknown.
Note 10. Commitments and Contingencies
License Agreement
The Company has entered into an exclusive license agreement with UCLB which has subsequently been amended and restated (see Note 8). In connection with the UCLB license agreement, the Company is required to make annual license payments and may be required to make payments upon the achievement of specified milestones. The Company has estimated the probability of the Company achieving each potential milestone in accordance with ASC 450, Contingencies. The Company concluded that, as of March 31, 2021, there were no milestones for which the likelihood of achievement was probable.
Legal Proceedings
From time to time, the Company may be a party to litigation or subject to claims incident to the ordinary course of business. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors. The Company was not a party to any litigation and did not have contingency reserves established for any liabilities as of March 31, 2021 and December 31, 2020.
Leases
The Company leases certain office space, laboratory space, and equipment. At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present.

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued
The Company’s corporate headquarters are located in London, United Kingdom. The Company leases space at this location from Imperial (Forest House) Limited under a ten-year lease, the term of which commenced in September 2015. The lease included an option for the Company to lease additional space within a 15-month period, which the Company exercised in October 2016. The exercise of the option resulted in a separate new lease agreement with a concurrent term through September 2025. The landlord exercised its option to give notice in September 2020 to terminate the Forest House lease and pay the Company a break-lease payment fee in September 2021. The Company recorded a $1.3 million gain upon the notice of lease termination in the third quarter of 2020 and has a lease incentive receivable of $1.5 million as of March 31, 2021.
In September 2018, the Company signed a binding letter of intent to enter into a lease for manufacturing space in Enfield, United Kingdom. The letter of intent required the Company to enter into a 15-year lease provided that the landlord completed the required leasehold improvements described in the agreement. The Company executed lease agreements for three manufacturing space units, each for 15-year lease terms. The leases commenced in February 2019 with option to terminate the lease in February 2029. In March 2021, the Company surrendered one of the units. Upon the surrender, the Company recognized a $0.1 million gain in other income after a after recognizing a termination fee of $0.2 million. The Company has no further obligations for the surrendered unit and the right of use asset and lease liability which were recorded for this unit have been written off in the period. The Company is actively seeking to sub-lease or assign the remaining lease arrangements to a third party. The Company completed an asset impairment analysis of the right of use asset concluding the undiscounted cash flows exceeded the carrying value as of March 31, 2021.
In October 2018, the Company executed an agreement to sublease office space in Rockville, Maryland for a term through October 2021. The Company then terminated the sublease in February 2020 and immediately entered into a five-year lease for the same space with the landlord. As a result of the sublease termination, the Company recognized a $0.2 million gain in other income (expense) in the three months ending March 31, 2020. The lease related to this facility is classified as an operating lease. The Company is obligated to pay its proportionate share of building operating expenses and real estate taxes in excess of base year amounts. These costs are considered to be variable lease payments and are not included in the determination of the lease’s right-of-use asset or lease liability.

In January 2019, the Company executed a lease agreement to lease additional office and manufacturing space in Rockville, Maryland. The lease agreement required the Company to enter into a lease provided that the landlord completes the required leasehold improvements described in the agreement. The lease commenced in August 2020 for a term through June 2036. In March 2021, the Company announced plans to move the site of its global launch of manufacturing capacity to the United Kingdom from the United States. As a part of this strategy, the Company entered into a termination agreement with the landlord of its Rockville, Maryland property to terminate the lease for office and manufacturing space. As a result, the Company recognized a $2.0 million termination fee gain from the landlord, a $2.3 million gain from the removal of the leased right of use asset and corresponding lease liability, and expensed $2.4 million of leasehold improvements for the three months ended March 31, 2021. The $2.0 million termination fee receivable from the landlord in included in Prepaid and other current assets in the Balance Sheet at March 31, 2021. The payment form the landlord was received in April 2021.

Note 11. Employee Benefit Plans
In the United Kingdom, the Company makes contributions to private defined benefit pension schemes on behalf of its employees. The Company expensed $0.4 million and $0.3 million in contributions for the three months ended March 31, 2021 and 2020, respectively.
In the United States, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code in October 2018. The plan covers substantially all U.S. employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company matches employee contributions up to four percent of the employee’s annual salary. The

AUTOLUS THERAPEUTICS PLC
Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued
Company expensed $0.1 million and $0.1 million for the three months ended March 31, 2021 and 2020, respectively. The Company pays all administrative fees related to the 401(k) plan.

Note 12. Subsequent Events

The Company evaluated subsequent events through May 6, 2021, the date on which these financial statements were issued. The Company has concluded that no subsequent event has occurred that requires disclosure.